UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

655664100

(CUSIP Number)

Charles W. Riley, Jr.

1420 Fifth Avenue, Suite 4200

Seattle, WA 98101

(206) 223-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Michael E. Morgan Lane Powell PC 1420 Fifth Avenue, Suite 4200 Seattle, WA 98101 (206) 223-7000

April 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person
Charles W. Riley, Jr., solely in his capacity as the successor trustee of the Everett W. Nordstrom Trust fbo AEG created under the will of Everett W. Nordstrom dated April 1, 1971, and as a successor co-trustee of the Frances W. Nordstrom Trust fbo BAN created under the will of Frances W. Nordstrom dated April 4, 1984.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 5,501,520
	8	Shared Voting Power 6,935,360
	9	Sole Dispositive Power 5,501,520
	10	Shared Dispositive Power 6,935,360
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.62%(1)
14	Type of Reporting Person (See Instructions) IN

(1) Based on a total of 163,258,230 shares of the Issuer’s Common Stock, no par value, outstanding as of March 13, 2024, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 11, 2024.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, no par value (the “Common Stock”), of Nordstrom, Inc., a Washington corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by Charles W. Riley, Jr. (the “Reporting Person”), solely in his capacity as the successor trustee of the Everett W. Nordstrom Trust fbo AEG created under the will of Everett W. Nordstrom dated April 1, 1971 (the “Everett Nordstrom Trust”) and as a successor co-trustee of the Frances W. Nordstrom Trust fbo BAN created under the will of Frances W. Nordstrom dated April 4, 1984 (the “Fran Nordstrom Trust”).

(b)       The principal business address of the Reporting Person is 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.

(c)       The Reporting Person’s principal occupation is as a practicing attorney and shareholder at Lane Powell PC. His principal place of business is located at Lane Powell PC, 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 17, 2024, the Reporting Person acquired beneficial ownership of 6,935,360 shares of Common Stock as a successor co-trustee of the Fran Nordstrom Trust, and on April 22, 2024, the Reporting Person acquired beneficial ownership of 5,501,520 shares of Common Stock as the sole successor trustee of the Everett Nordstrom Trust. The foregoing transfers of beneficial ownership are collectively referred to herein as the “Trustee Transfers.” No pecuniary or other consideration was exchanged in connection with the Reporting Person’s assumption of successor trustee duties with respect to these trusts or the Common Stock held by them.

Item 4.	Purpose of Transaction.

The purpose of the Trustee Transfers is to transfer voting and dispositive power in respect of those shares for no consideration to the Reporting Person due to the health of Bruce Nordstrom. Following the Trustee Transfers, the Reporting Person is a co-trustee of the Fran Nordstrom Trust along with Messrs. Erik and Peter Nordstrom, the two of whom recently announced their desire to make a proposal for consideration by the Issuer’s Board of Directors and explore potential equity financing for a “going private transaction” involving the acquisition of the outstanding shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)       As of April 22, 2024, the Reporting Person is the beneficial owner of an aggregate of 12,436,880 shares of Common Stock of the Issuer, representing approximately 7.62% of the outstanding shares of Common Stock of the Issuer.

(b)       The Reporting Person has:

(i)        sole power to vote or direct the vote of 5,501,520 shares of Common Stock;

(ii)       shared power to vote or direct the vote of 6,935,360 shares of Common Stock;

(iii)       sole power to dispose or direct the disposition of 5,501,520 shares of Common Stock; and

(iv)       shared power to dispose or direct the disposition of 6,935,360 shares of Common Stock.

The applicable information required by Item 2 for the Reporting Person is provided in Item 2 above.

(c)       Not applicable.

(d)       The beneficiaries of the Everett Nordstrom Trust and the Fran Nordstrom Trust, respectively, ultimately have the right to receive dividends from, or the proceeds from the sale of, such securities.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

There are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the parties named in Item 2 above and between such persons and any person with respect to any of the Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	Exhibit	Method of Filing
Exhibit 1	Power of Attorney dated as of March 29, 2024	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2024
/s/ Charles W. Riley, Jr.
Charles W. Riley, Jr., solely in his capacity as trustee and not in any individual capacity